Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

The following communication was distributed to certain dealers of Fiat Chrysler Automobiles N.V. on May 27, 2019.

To Our Dealer Colleagues,
Today, Fiat Chrysler Automobiles announced it has proposed a 50/50 merger with Groupe Renault in a bold step that would dramatically change both this company and the automotive industry.
The merger would create a preeminent global automotive group at a time of unprecedented transformation in the industry. The new company would have worldwide annual sales of nearly 9 million vehicles and a broader and more balanced global presence than either company on a standalone basis.
I want to stress, we are only in the beginning stages and there is no certainty that this proposal will result in a transaction, but if successful, we expect this entity would be a world leader in EV technologies as well as premium brands, SUVs, pickup trucks and light commercial vehicles.
It is important to note, the benefits of the proposed transaction are not predicated on plant closures but would be achieved through more capital efficient investments in common global vehicle platforms, architectures, powertrains and technologies.
In Groupe Renault, we found a like-minded partner who sees the future as we do. What started initially as operational discussions around greater collaboration evolved into discussions about a merger, as we recognized the enormous potential benefits for both companies that would result from bringing these businesses together. The benefits that would accrue from a combination of Groupe Renault and FCA, we believe, would also extend to the Alliance partners - Mitsubishi and Nissan - and we look forward to engaging with them on even greater, mutually beneficial opportunities.
In our mind, this proposal offers the opportunity to add value across the board - for FCA, Groupe Renault and all our stakeholders as well as for the Alliance partners. It will also signal to the sector what can be achieved if one is bold - and to that end, while there is no certainty of a deal, we aim to move as quickly as possible to secure a final agreement with Groupe Renault. Our Board has strongly supported and approved the proposal, which will now be reviewed by the Groupe Renault Board of Directors.
For now, nothing has changed and it is business as usual at FCA.
I know you have questions, but until we conclude our talks we may not have all the answers. I will endeavor to keep you informed with updates in due course. Today’s announcement can be found on our website at www.fcagroup.com.
Sincerely,

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be agreed or consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.

FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.

Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.

This communication includes some information on specific transaction proposals that remain subject to discussion and certain approvals and other conditions.

IMPORTANT NOTICE
By reading the above, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this communication.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003, as amended, in particular, by Directive 2010/73/EC of the European Parliament and the Council of November 24th, 2010, as amended and as implemented in each member State of the European Economic Area and under French and Dutch law.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Renault S.A. (“Renault”) who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, FCA will make the effective registration statement available for free to shareholders in the United States.